[LETTERHEAD OF ALLIEDSIGNAL INC.]

                                                            August 10, 1998


Mr. William J. Hudson, Jr.
President
AMP Incorporated
470 Friendship Road
Harrisburg, PA  17111

Dear Bill:

     As you know, we commenced our tender offer today. I also wanted to advise you that we will be filing materials with the Securities and Exchange Commission shortly to prepare to begin a consent solicitation.

     We continue to believe in the merits of the proposed combination for both our companies, and I want to reiterate that we strongly prefer to negotiate an agreement that best serves the vital interests of all of your shareowners, employees and other stakeholders. Therefore, I am again requesting a meeting with you to discuss our proposal in a professional and constructive manner. I am prepared to meet at a time and place convenient to you. I will call you tomorrow to ask when we can meet.

                                       Sincerely,



                                       Lawrence A. Bossidy
                                       Chairman and Chief Executive Officer